SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934*



                              SNB Bancshares, Inc.

                                (Name of Issuer)



                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)



                                    78460M209

                                 (CUSIP Number)



                                 August 18, 2004

             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

|_|      Rule 13d-1(b)

|X|      Rule 13d-1(c)

|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78460M209                   13G                      Page 2 of 6 Pages
                                                                    -    -
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
-------- ------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

                  Financial Stocks, Inc.

-------- ------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                               (a) |_|

                                                                               (b) |_|
-------- ------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- ------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ohio
------------------------- -------------------------------------------------------------------------------------------
       NUMBER OF          5          SOLE VOTING POWER
         SHARES                                                                         452,000
      BENEFICIALLY        ---------- --------------------------------------- ----------------------------------------
        OWNED BY          6          SHARED VOTING POWER
          EACH                                                                                0
       REPORTING          ---------- --------------------------------------- ----------------------------------------
         PERSON           7          SOLE DISPOSITIVE POWER
                                                                                        452,000
------------------------- ---------- --------------------------------------- ----------------------------------------
                          8          SHARED DISPOSITIVE POWER
                                                                                              0
-------- ------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                        452,000
-------- ------------------------------------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                                |_|
-------- ------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           5.0% of 9,039,421 shares of Common Stock outstanding as of August 18, 2004.
-------- ------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*                            CO

-------- ------------------------------------------------------------------------------------------------------------

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CUSIP No. 78460M209                   13G                      Page 3 of 6 Pages
                                                                    -    -
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--------------------------------------------------------------------------------
ITEM 1(A).  NAME OF ISSUER
--------------------------------------------------------------------------------
SNB Bancshares, Inc.
--------------------------------------------------------------------------------
ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
--------------------------------------------------------------------------------
14060 Southwest Freeway, Sugar Land, Texas 77478
--------------------------------------------------------------------------------
ITEM 2(A).  NAME OF PERSON FILING
--------------------------------------------------------------------------------
Financial Stocks, Inc. ("FSI")
--------------------------------------------------------------------------------
ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE
--------------------------------------------------------------------------------
507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202
--------------------------------------------------------------------------------
ITEM 2(C).  CITIZENSHIP
--------------------------------------------------------------------------------
Ohio
--------------------------------------------------------------------------------
ITEM 2(D).  TITLE OF CLASS OF SECURITIES
--------------------------------------------------------------------------------
Common stock, par value $0.01 per share
--------------------------------------------------------------------------------
ITEM 2(E).  CUSIP NUMBER
--------------------------------------------------------------------------------
78460M209
--------------------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.       OWNERSHIP

(a)  Amount beneficially owned.......................            452,000
(b)  Percent of class................................              5.0%1
(c)  Number of shares as to which such person has:
       (i)   Sole power to vote or to direct the vote.......     452,000
       (ii)  Shared power to vote or to direct the vote                0
       (iii) Sole power to dispose or to direct
             disposition of ................................     452,000
       (iv)  Shared power to dispose or to direct
             disposition of ................................           0


----------
1 Based on 9,039,421 shares of common stock outstanding as of August 18, 2004

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CUSIP No. 78460M209                   13G                      Page 4 of 6 Pages
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Financial Stocks Capital Partners L.P. is the record owner of 300,000 shares of the security being reported, and Financial Stocks Limited Partnership is the record owner of 152,000 shares of the security being reported. Financial Stocks, Inc. is the general partner of each of Financial Stocks Capital Partners L.P.
and Financials Stocks Limited Partnership and, therefore, has the power to vote and dispose of such shares. Accordingly, Financial Stocks, Inc. may be deemed the beneficial owner of such shares. The foregoing should not be construed in and of itself as an admission by Financial Stocks, Inc. as to the beneficial ownership of the shares owned by Financial Stocks Capital Partners L.P. and Financial Stocks Limited Partnership.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.       OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Financial Stocks Capital Partners L.P., the record owner of 300,000 shares of the security being reported, and Financial Stocks Limited Partnership, the record owner of 152,000 shares of the security being reported, have the right, as record owner of their respective shares, to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Financial Stocks, Inc., the reporting person, is the general partner of each of Financial Stocks Capital Partners L.P. and Financial Stocks Limited Partnership.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Exhibit 1.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

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CUSIP No. 78460M209                   13G                      Page 5 of 6 Pages
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ITEM 10.      CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2004

                                            FINANCIAL STOCKS, INC.



                                               By: /s/ John M. Stein
                                                   -----------------
                                                   John M. Stein
                                                   President

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CUSIP No. 78460M209                   13G                      Page 6 of 6 Pages
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EXHIBIT 1



      IDENTIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING
                       REPORTED ON BY THE CONTROL PERSON

         Financial Stocks, Inc. has filed this Schedule 13G as the general partner and control person of Financial Stocks Capital Partners L.P., record owner of 300,000 shares of the security being reported, and Financial Stocks Limited Partnership, record owner of 152,000 shares of the security being reported.